Milam Foster Newby  mnewby@velaw.com
Tel +1.512.542.8846  Fax +1.512.236.3240

VIA EDGAR

September 30, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                             Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015

File No. 1-10924

Dear Mr. Schwall:

On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we hereby acknowledge receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 16, 2015, relating to CWEI’s Form 10-K for the fiscal year ended December 31, 2015 and Form 10-Q for the quarterly period ended June 30, 2015 (the “Comment Letter”).

We are working with CWEI to prepare a response to the Comment Letter and furnish the requested information to the Staff.  Due to ongoing business commitments of the senior staff of CWEI, whose input is essential in preparing a response to the Comment Letter, CWEI will be delayed in furnishing its response to the Staff.  CWEI respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments.  CWEI expects to file its response to and furnish all information required by the Comment Letter no later than Wednesday, October 14, 2015.

Very truly yours,

/S/ MILAM F. NEWBY

Milam F. Newby

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	2801 Via Fortuna, Suite 100 Austin, TX 78746-7568 Tel +1.512.542.8400 Fax +1.512.542.8612 www.velaw.com